November 29, 2024

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COMISIÓN NACIONAL

DE VALORES

BOLSAS Y MERCADOS

ARGENTINOS S.A.

Ref.: Company´s Participation in FLNG Project

Dear Sir,

I am writing to the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) and Bolsas y Mercados Argentinos S.A. (“ByMA”) in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa” and/or the “Company”) to inform that the Company has approved the Company´s participation in a floating liquefied natural gas project in Argentina, including the posting of the floating liquefied gas vessel “Hilli Episeyo” and the construction of all the required additional facilities (the “FLNG Project”) which has Pan American Energy S.A. (“PAE”) as the main sponsor. The vessel will start operating on September 2027.

Pampa´s share in the company that will undertake the FLNG Project, Southern Energy S.A. (“SESA”), will initially be 20%.

The FLNG Project will place Argentina within the global market of liquefied natural gas (“LNG”) and represent a total investment of approximately US$2.900 million in the next 10 years, generating foreign exchange income, job opportunities and developing local suppliers. The FLNG Project will also play a strategic and fundamental part in monetizing the natural gas reserves of the Company in Vaca Muerta, increasing its gas up to almost 3.0 Mm3/d during the first phase of the project.

Finally, we like to inform that SESA has submitted the application to adhere to the new Regulation of the Incentive Regime for Large Investments (“RIGI”) as the FLNG Project meets all the terms and conditions stipulated in the Ley Bases y its enforcement decree 749/2024 required to be considered as a “Long-Term Strategic Export Project”.

Sincerely yours,

María Agustina Montes

Head of Market Relations